UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 7, 2023, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2022.

The agenda for the annual general meeting of shareholders to be held on March 24, 2023 is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2022

2)	Amendment of the articles of incorporation of KB Financial Group

3)	Appointment of directors (five non-executive directors)

3-1)	Non-Executive Director Candidate: Seon-joo Kwon

3-2)	Non-Executive Director Candidate: Whajoon Cho

3-3)	Non-Executive Director Candidate: Gyutaeg Oh

3-4)	Non-Executive Director Candidate: Jungsung Yeo

3-5)	Non-Executive Director Candidate: Sung-Yong Kim

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Audit Committee Member Candidate: Seon-joo Kwon

5-2)	Audit Committee Member Candidate: Whajoon Cho

5-3)	Audit Committee Member Candidate: Sung-Yong Kim

6)	Approval of the enactment of the regulations on severance pay for directors

7)	Approval of the aggregate remuneration limit for directors

8)	Amendment of the articles of incorporation of KB Financial Group (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Amendment to Article 40 of the articles of incorporation of KB Financial Group

9)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Non-Executive Director Candidate: Kyung Jong Lim

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Reference Materials:	The Board of Directors’ position on Agendum 8(Amendment of the articles of incorporation of KB Financial Group) and Agendum 9 (Appointment of a non-executive director), proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2022

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2022

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2022

99.2	Consolidated Financial Statements for Fiscal Year 2022

KB Financial Group’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2022, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2022 included in Exhibit 99.1 attached hereto.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation

Current Provisions	(Proposed) Amendments	Remarks
Article 10 (Non-Voting Shares with Preferred Dividend) ① ~ ⑤ (Omitted)	Article 10 (Non-Voting Shares with Preferred Dividend) ① ~ ⑤ (Omitted)

⑥ Whether or not to specify the duration of non-voting shares with preferred dividend shall be determined by the resolution of the Board of Directors. If there is any duration of non-voting shares with preferred dividend, such duration shall be no less than one (1) year and no more than ten (10) years from the date of issuance, and such period of duration shall be determined by the Board of Directors at the time of issuance. If there is any duration of non-voting shares with preferred dividend, such shares shall be converted into common shares upon the expiration of the duration period. However, if the holders of such shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive in full the dividends to which they are entitled. In such a case, Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

⑥ Whether or not to specify the duration of non-voting shares with preferred dividend shall be determined by the resolution of the Board of Directors. If there is any duration of non-voting shares with preferred dividend, such duration shall be no less than one (1) year and no more than ten (10) years from the date of issuance, and such period of duration shall be determined by the Board of Directors at the time of issuance. If there is any duration of non-voting shares with preferred dividend, such shares shall be converted into common shares upon the expiration of the duration period. However, if the holders of such shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive in full the dividends to which they are entitled.

< Deleted >

This amendment reflects an amendment to the éCommercial Codeû

Article 11 (Convertible Shares) ① ~ ③ (Omitted)	Article 11 (Convertible Shares) ① ~ ③ (Omitted)

④ Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion	< Deleted>	This amendment reflects an amendment to the éCommercial Codeû (Same reason as per amendment to Article 10)

Article 15 (Issuance Date of New Shares for the Purpose of Dividends)

In case the Company issues new shares through a share offering, bonus issue, stock options and/or stock dividend, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for the purpose of distribution of dividends for such new shares.

	Article 15 (Equal Dividends) The Company shall pay an equal amount of dividend with respect to shares in the same class issued (including such shares issued upon conversion) as of the record date for such dividend payment, irrespective of the issuance date of such shares.	This amendment reflects an amendment to the éCommercial Codeû (Same reason as per amendment to Article 10)

Current Provisions	(Proposed) Amendments	Remarks
Article 16 (Transfer Agent) ① ~ ③ (Omitted)	Article 16 (Transfer Agent) ① ~ ③ (Omitted)

④ The procedure provided for in Paragraph (3) above shall be regulated by the Regulation on Securities[jeung kweon in Korean] Transfer Agency Business of Transfer Agent, etc.	④ The procedure provided for in Paragraph (3) above shall be regulated by the regulations applicable to Transfer Agent, etc.	This amendment sets grounds for the electronic registration of shares

Article 17 < Delete (2019. 3. 27.) >	Article 17 (Request For Preparation of the Register of Holders) The Company may request the electronic registry to prepare a register of holders when it is necessary, including in the case when there is a change in the status of a shareholder (including such shareholder’s specially related parties) who owns 5% or more equities of the Company.	This amendment sets grounds for the Company to request a register of shareholders to the electronic registry.

Article 18 (Close of Shareholders’ Registry and Record Date) ① The Company shall suspend entries of alteration of the shareholders’ registry from the 1st to the 31st of January of each year.

② (Omitted)

③ The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, suspend any entry into the shareholders’ registry with respect to shareholders’ rights for a period not exceeding three (3) months as determined by a resolution of the Board of Directors, or cause the shareholders whose names appear in the shareholders’ registry on a record date set by a resolution of the Board of Directors to exercise their rights as shareholders. If the Board of Directors deems it necessary, the Company may suspend any entry into the shareholders’ registry and set the record date at the same time. The Company shall give at least two (2) weeks prior notice to the public.

④ (Omitted)

Article 18 (Record Date)

< Deleted >

② (Omitted)

③ The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, cause the shareholders whose names appear in the shareholders’ registry on a record date set by a resolution of the Board of Directors to exercise their rights as shareholders. The Company shall give at least two (2) weeks prior notice to the public.

④ (Omitted)

This amendment sets grounds for the electronic registration of shares

Current Provisions	(Proposed) Amendments	Remarks
Article 19 (Issuance of Bonds) ① ~ ② (Omitted)	Article 19 (Issuance of Bonds) ① ~ ② (Omitted)

③ The Company shall electronically register bond (which shall include the bonds and contingent convertible bonds set forth from Articles 19-2 to 21) and rights to be indicated on warrant certificates in the electronic registration account book of electronic registries, in lieu of issuing bond certificates and warrant certificates.	③ The Company shall electronically register bond (which shall include the bonds and contingent convertible bonds set forth from Articles 19-2 to 21) and rights to be indicated on warrant certificates in the electronic registration account book of electronic registries, in lieu of issuing bond certificates and warrant certificates; provided, however, that in the case of bonds, the Company may choose not to electronically register bonds other than bonds that are required to be electronically registered, including listed bonds.	This amendment sets grounds for exemption cases of electric registrations.

Article 19-2 (Issuance of Convertible Bonds) ① ~ ④ (Omitted)	Article 19-2 (Issuance of Convertible Bonds) ① ~ ④ (Omitted)

⑤ For the purpose of any distribution of dividends on the shares issued upon conversion and any payment of accrued interest on the convertible bonds, Article 15 hereof shall apply mutatis mutandis.	< Deleted >	This amendment reflects an amendment to the éCommercial Codeû (Same reason as per amendment to Article 10)

Article 20 (Bonds with Warrants) ① ~ ④ (Omitted)	Article 20 (Bonds with Warrants) ① ~ ④ (Omitted)

⑤ For the purpose of any distribution of dividends on the shares issued upon exercise of warrants, Article 15 hereof shall apply mutatis mutandis.	< Deleted >	This amendment reflects an amendment to the éCommercial Codeû (Same reason as per amendment to Article 10)

Article 49 (Remuneration for Directors, etc.) The remuneration and severance pay for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

Article 49 (Remuneration for Directors, etc.) ① The maximum remuneration of a Director shall be determined by a shareholder resolution at a General Meeting of Shareholders.

② The severance pay of a Director shall be made in accordance with the “Regulations on Severance Pay for Directors” approved at a General Meeting of Shareholders.

This amendment sets grounds for the Company’s enactment of the “Regulations on Severance Pay for Directors”

Article 59 (Dividends) ① Dividends may be distributed in cash or stock.

② (Omitted)

③ Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

Article 59 (Dividends) ① (Same as left)

② (Omitted)

③ The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

This amendment sets grounds for the record date for the dividends determined by the resolution of the Board of Directors.

Current Provisions	(Proposed) Amendments	Remarks
Article 60 (Quarterly Dividends) ① ~ ② (Omitted)	Article 60 (Quarterly Dividends) ① ~ ② (Omitted)

③ In case the Company issues new shares through a shares offering, bonus issue, stock dividend, conversion of convertible bonds, exercise of warrant of bond with warrants or stock options, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued with respect to distribution of dividends for such new shares.

④ (Omitted)

	< Deleted > ④ (Omitted)	This amendment reflects an amendment to the éCommercial Codeû (Same reason as per amendment to Article 10)

Agendum 3. Appointment of directors (five non-executive directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2022	Term of Office

3-1) Appointment of Non-Executive Director	Seon-joo Kwon	11/12/1956	Non-Executive Director Nominating Committee	100%	1 year

3-2) Appointment of Non-Executive Director	Whajoon Cho	02/24/1957	Non-Executive Director Nominating Committee	N/A	2 years

3-3) Appointment of Non-Executive Director	Gyutaeg Oh	02/20/1959	Non-Executive Director Nominating Committee	100%	1 year

3-4) Appointment of Non-Executive Director	Jungsung Yeo	04/01/1960	Non-Executive Director Nominating Committee	N/A	2 years

3-5) Appointment of Non-Executive Director	Sung-Yong Kim	03/16/1966	Non-Executive Director Nominating Committee	N/A	2 years

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Seon-joo Kwon (Re-appointment)		• Visiting Scholar, Korea Institute of Finance (Apr.2017~Apr.2018)
• Chairman & CEO, Industrial Bank of Korea (Dec.2013~Dec.2016)
	—	• Head of Risk Management and Customer Protection, Industrial Bank of Korea (Jan.2013~Dec.2013)
• Head of Risk Management, Industrial Bank of Korea (Jan.2012~Dec.2012)

Whajoon Cho (New appointment)	• Auditor, Mercedes-Benz Financial Services Korea Limited (4)	• Auditor, Mercedes-Benz Financial Services Korea Limited (Apr.2017~Mar.2023) (4)
• Non-Executive Director, Pulmuone Corporate (Jun.2016~Mar.2022)
• Visiting Professor, Sogang University / KAIST (Korea Advanced Institute of Science and Technology) (Mar.2016~Dec.2016)
• President & CEO, KT Capital Corporation (Feb.2014~Sep.2015)
• CFO, KT Capital Corporation (Feb.2013~Jan.2014)
• CFO, BC Card Co., Ltd. (Feb.2012~Feb.2013)

Gyutaeg Oh (Re-appointment)	• Professor, School of Business Administration, Chung-Ang University	• Professor, School of Business Administration, Chung-Ang University (Mar.1995~Present)
• Director, Emerging Infrastructure Fund (Jan.2007~Jan.2020)
• Non-Executive Director, Moa Savings Bank Co., Ltd (Mar.2018~Jan.2020)
• Non-Executive Director, Volkswagen Financial Service Korea (Apr.2016~Mar.2017)
• Risk Management Committee Member, Korea Technology Finance Corporation (Jan.2013~Mar.2017)
• Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service (Feb.2007~Dec.2016)
• Dean, College of Business and Economics, Chung-Ang University (Jan.2014~Jan.2016)
• Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission (Sep.2011~Sep.2015)
• Dean, Graduate School of Business, Chung-Ang University (Jan.2011~Feb.2013)
• Non-Executive Director, Kiwoom Securities Co., Ltd. (May.2010~May.2012)

Name	Main Position	Career
Jungsung Yeo (New appointment)	• Professor, Department of Consumer Science, Seoul National University	• Professor, Department of Consumer Science, Seoul National University (Sep.1993~Present)
• Civilian Chairperson, Consumer Policy Committee under the Prime Minister’s Office (Oct.2017~Present)
• Editorial Board, Journal of Consumer Affairs (Mar.2006~Present)
• Executive Vice President for Academic Affairs and Trustee of the Board of Trustees, Seoul National University (Feb.2021~Jan.2023)
• Executive Vice President for Planning and Communication and Trustee of the Board of Trustees, Seoul National University (Feb.2019~Jan.2021)
• Director, The Korean Committee for UNICEF (Mar.2016~Mar.2019)
• Member, Korea Copyright Commission (Jul.2015~Jul.2018)
• Director, Board of Directors, Korean Association of Academic Societies (Jun.2014~May.2019)
• Chairperson, Korean Society of Consumer Policy and Education (Jun.2014~Jun.2015)
• Commissioner, Financial Management Committee under the Ministry of Economy and Finance (May.2013~Jul.2015)
• Dean, College of Human Ecology, Seoul National University (Mar.2012~Jul.2015)
• Auditor, Korean Academy of Financial Consumers (Jan.2012~Jan.2013)
• Chairperson, Asian Consumer & Family Economics Association (Jul.2011~Jul.2013)
• Civilian Member, Public Institution Management Committee under the Ministry of Economy and Finance (Mar.2010~Mar.2013)
• Civilian Member, Korea Post Management Committee (Mar.2009~Jun.2017)
• Member, Competition Policy Advisory Committee under the Fair Trade Commission (Aug.2007~Mar.2013)
• Member, International Consumer Affairs Expert Committee under the Ministry of Economy and Finance (Aug.2007~Jul.2013)
• Director, FPSB (Financial Planning Standard Board) Korea (Sep.2004~Dec.2016)

Sung-Yong Kim (New appointment)	• Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Jun.2006~Present)
• Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sep.2019~Sep.2022)
• Member, Management Committee for the Key Industries Stabilization Fund (May.2020~May.2022)
• Chairperson, Insolvency Law Institute of Korea (Jan.2019~Jan.2020)
• Non-Standing Commissioner, Securities & Futures Commission (Nov.2012~Nov.2015)

Note:	(1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.
	(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
	(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.
	(4)	Term expected to expire on March 22, 2023.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Seon-joo Kwon

•  She will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She possesses an extensive knowledge of the financial industry from serving as a General Manager at the Customer Service Center and the F/X Business Department, the Head of Jungbu Region Group, the Vice President and Head of the Card Business Unit, the Head of the Risk Management Group, and as the CEO of Industrial Bank of Korea, and also has a deep understanding of the risk management policy and current status of the Group from serving as the chairman of the Group’s Risk Management Committee.

•  She will regularly review whether the Group is implementing a growth policy that takes into consideration the balance between its capital and its risks. In addition, she will efficiently tackle the various tasks and challenges the Group faces by preemptively and proactively responding to uncertain business environments and rapidly changing market conditions.

•  She will promote the continuous growth and development of KB Financial Group by improving its corporate value, and do her best to maintain a transparent and stable governance structure to protect the interests of various stakeholders of the Group, including its shareholders and financial consumers.

Whajoon Cho

•  She will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She had worked as an expert in finance for an extensive period of time, managing investor relations and finance at KT Corporation and serving as the CFO of KT Freetel Co., Ltd., the Managing Director of Finance of KT Corporation, the CFO and Senior Managing Director of BC Card Co., Ltd., and the President and CEO of KT Capital Corporation. In particular, she holds a Ph.D. in accounting and possesses a high level of insight and expertise in accounting, which she accumulated through her lectures at universities and her practical business experiences.

•  She will contribute to the efficient management of the Group’s capital and risk management based on her diverse experiences and expertise in finance and accounting, and actively review and improve the Group’s management strategies and objectives to pursue the sustainable growth of the Group based on its stable earnings fundamentals.

•  She will contribute to the development of the Group by actively participating in its decision-making processes by thoroughly reviewing the discussion items, and by providing various solutions based on her expertise in finance and accounting. In particular, she will perform her duties for the benefit of all shareholders and financial consumers, without representing any specific interest.

Gyutaeg Oh

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  After obtaining a Ph.D. in economics, he had served as an assistant professor at the University of Iowa Business School in the United States, and has served as a professor of Business Administration at Chung-Ang University for over 25 years. He has accumulated expertise in finance and economics not only through his research actives as a professor, but also by serving as a member of the Financial Development Commission of the Financial Services Commission, the Evaluation and Compensation Committee Chair of the National Pension Service, a member of the Public Funds Oversight Committee and the Sub-Committee Chair of the Financial Services Commission. Furthermore, he has a high level of insight into the role of a non-executive director based on his experience as a non-executive director at Kiwoom Securities and Moa Savings Bank.

•  With his strong belief that the only way to secure the integrity of the Group and turn risks into opportunities is through sustainable management, he will provide practical advice on the sustainable management of the Group. In particular, he will lead the ESG management of the Group by sharing domestic and international research data and trends on ESG with the directors and the management, thus achieving the goals and purposes of KB Financial Group’s ESG Committee, which was the very first of its kind to be established in the industry.

•  He will perform his duties as a non-executive director for the benefit of all shareholders and financial consumers without being bound by any specific interests. In addition, he will devote himself to the development of the Group by providing various solutions to the Group’s major issues and challenges based on his insight and expertise in finance and the economy.

Name	Goals and Objectives
Jungsung Yeo

•  She will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She is an expert in consumer science, having served as a professor at the Department of Consumer Science at Seoul National University for over 30 years, and also as the Chairperson of Korean Society of Consumer Studies, the Chairperson of Asian Consumer & Family Economics Association, and the Chairperson of Korean Society of Consumer Policy and Education. Furthermore, she has been contributing to the promotion of the rights and interests of consumers since 2017 by serving as the Chairperson of the Consumer Policy Committee under the Prime Minister’s Office.

•  She will contribute to the protection of the rights and interests of consumers and the advancement of the status of consumers by actively reviewing financial systems and policies, and providing her opinions on them. Through such contribution, she will help improve customers’ trust in the Group and ensure that the Group pursues a customer-centric business management.

•  She will contribute to the development of the Group by actively participating in its decision-making processes by thoroughly reviewing the discussion items, and by providing various solutions based on her expertise in consumer protection. She will perform her duties as a non-executive director for the benefit of all shareholders and financial consumers without being bound by any specific interests.

Sung-Yong Kim

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  He is an expert in law who has served as a professor at the Sungkyunkwan University Law School for more than 17 years, after having worked as a lawyer and the head of a law firm. He is a leading academic in insolvency law and corporate restructuring. With his experiences serving as a non-executive director at finance companies, he possesses a deep understanding of the role of a non-executive director and the governance structures of financial companies. He also possesses a high level of insight into economics and finance, having carried out numerous review activities at various institutions including the Financial Services Commission.

•  He will fairly and objectively supervise the management’s execution of its duties, and perform a responsible role to ensure that the Group retains the trust of its shareholders and stakeholders.

•  He will contribute to the development of the Group by actively participating in its decision-making processes by thoroughly reviewing the discussion items, and by providing various solutions based on his legal expertise. He will perform his duties as a non-executive director for the benefit of all shareholders and financial consumers without being bound by any specific interests.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Seon-joo Kwon

•  The nominee is a leading expert in finance management who has accumulated a high level of understanding and professional insight in finance management, having served as the first female CEO of a Korean bank at Industrial Bank of Korea, after having served as the Head of the Customer Service Center, the Head of the Central Regional Branch, the Head of the Credit Card Department and the Head of Risk Management at Industrial Bank of Korea. She has also strengthened her expertise as a non-executive director by actively participating in domestic and international educational sessions and seminars in order to enhance her understanding of financial environments and trends.

•  As the Chair of the Risk Management Committee of the Group, she has made remarkable contributions to the development of the Group by establishing strategies for debt structure management in preparation for interest rate fluctuations, examining the operational status of bond-centered portfolio management, and presenting management measures for BIS ratios. She has also demonstrated excellent leadership by leading communications with a balanced perspective and a gentle personality, contributing to the harmony between the board of directors and the management, and ensuring the stable operation of the board of directors.

•  In particular, she has performed the roles and responsibilities of a non-executive director faithfully by enhancing the Group’s integrity to the highest level amid the rapidly changing market environment by proactively examining and improving the Group’s risk management system. For these reasons, the Board of Directors recommends this nominee to be re-elected as a non-executive director.

Whajoon Cho

•  The nominee is an expert in finance who served as a managing director of finance and investor relations at KT Corporation, a senior managing director and the CFO of BC Card, the President and CEO of KT Capital Corporation, and the auditor of Mercedes-Benz Financial Services Korea. In particular, as a Ph.D. holder in accounting, she has a high level of insight and expertise in accounting based on her lectures at universities and practical experience in the corporate field.

•  Not only is she recognized for her business management capabilities, having served as the first female president at KT Group and CEO of KT Capital Corporation, but she also possesses a high level of insight in finance and corporate governance based on her experience serving as the CFO and an auditor at numerous financial companies. She is also a telecommunications expert, having served at the management research institute, marketing division, and the IMT business units of KT Corporation.

•  Based on her expertise in accounting and finance, and given her practical experience in corporate management skills as the CEO, the Board of Directors believes that she will make a significant contribution to the sustainable growth and development of the Group, and therefore recommends this nominee to be newly elected as a non-executive director.

Gyutaeg Oh

•  The nominee is a leading expert in finance who has served over 25 years as a professor at the School of Business Administration. He has also served as a member of the Financial Development Commission of the Financial Services Commission, the Evaluation and Compensation Committee Chair of the National Pension Service, a member of the Public Funds Oversight Committee and the Sub-Committee Chair of the Financial Services Commission.

•  As the Chair of the Group’s ESG Committee, the nominee plays a leadership role in helping the Group head its ESG efforts to enhance customer trust and create sustainable value. In addition, as a non-executive director, he has demonstrated excellent leadership by identifying the latest domestic and foreign research findings and trends about major issues, and proactively participating in discussions about them to facilitate a smooth decision-making process for the Board of Directors and its committees.

•  As an Audit Committee member of the Group, he preemptively examined the possibility of accidents not only in financial areas, but also in new business fields such as the digital and My Data businesses. Furthermore, as a member of the Risk Management Committee, he provided suggestions on limiting the Group’s risks by preemptively examining and preparing for macro trends in Southeast Asian countries, taking the increasing volatility of the global financial market into account.

•  Based on his high level of insight into the financial and global markets accumulated through his qualifications as a certified public accountant, experiences working at an investment bank in the United States, establishing and operating the Korea Fixed Income Research Institute, and his continuous research activities, the Board of Directors believes that the nominee will make a significant contribution to the sustainable growth and development of the Group, and therefore the Board of Directors recommends this nominee to be newly elected as a non-executive director.

Name	Reasons for Recommendation
Jungsung Yeo

•  The nominee is an expert in consumer science who has served over 30 years as a professor at the Department of Consumer Science of Seoul National University, and who has also served as the Chairperson of the Korean Society of Consumer Studies, the Chairperson of the Asian Consumer and Family Economics Association, and the Chairperson of the Korean Society of Consumer Policy and Education. She is a representative scholar who has presented excellent management models and contributed to consumer protection through active research and social activities to help realize consumer value.

•  As a consumer science specialist, she has been active in establishing fair systems that do not protect the interests of any specific group, has contributed to promoting consumer rights since 2017 by serving as the Chairperson of the Consumer Policy Committee under the Prime Minister’s Office, and made efforts to link consumer-oriented management with ESG management. Furthermore, as a scholar, she has contributed to the public interest through various publications and active research activities related to the establishment and improvement of consumer policies and systems.

•  The Board of Directors believes that, as an expert in consumer science, the nominee will help improve the reputations of financial companies by protecting the rights and interests of financial consumers and contribute to the Group’s ESG management and sustainable growth. The Board of Directors therefore recommends this nominee to be newly elected as a non-executive director.

Sung-Yong Kim

•  The nominee is a leading scholar in insolvency laws and corporate restructuring, who has served over 17 years as a professor at the Sungkyunkwan University Law School, after having worked as a lawyer and the head of a law firm. He possesses a high level of insight into economy and finance, having served as a member of the Capital Market Supervisory Commission under the Financial Services Commission, a non-standing commissioner of the Securities and Futures Commission, the Chairperson of the Insolvency Law Institute of Korea, and a member of the Management Committee of the Key Industries Stabilization Fund.

•  The nominee is recognized as one of the leading Korean scholars in the field of insolvency law, and is well-versed in legal economics, which combines the fields of law and economy. Furthermore, he possesses a deep understanding of the role of a non-executive director and the corporate governance structure of finance companies, having served as a non-executive director at Woori Bank and Seoul Guarantee Insurance Company. He is also well recognized for his expertise in ESG for his activities as a member of Corporate Governance Research Committee of the Korea Institute of Corporate Governance and Sustainability.

•  The Board of Directors believes that the nominee will make significant contributions to the stabilization of the Group’s governance structure and its sustainable growth by providing advice that minimizes the Group’s legal risks, based on his broad legal knowledge and insights. The Board of Directors therefore recommends this nominee to be newly elected as a non-executive director.

Agendum 4. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2022	Term of Office
4) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Kyung Ho Kim	12/21/1954	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Kyung Ho Kim (Re-appointment)	—	• Auditor, Jade-K Partners Co., Ltd. (Nov.2021~Present)
• Professor, School of Business Administration, Hongik University (Aug.1991~Feb.2020)
• Non-Executive Director, Citibank Korea Inc. (Mar.2015~Feb.2019)
• Vice President, Hongik University (Mar.2017~Aug.2018)
• Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety (Aug.2016~Dec.2017)
• Advisory Board Member, The Korea Development Bank (Apr.2015~Dec.2017)
• Policy Advisory Member, The Board of Audit and Inspection of Korea (Apr.2014~Dec.2017)
• Public Sector Policy Committee Member, Ministry of the Interior and Safety (Oct.2013~Dec.2017)
• Dean, Graduate School, Hongik University (Aug.2015~Feb.2017)
• National Accounting System Review Member, Ministry of Economy and Finance (Mar.2009~Feb.2017)
• Policy Advisory Member, Ministry of the Interior and Safety (Aug.2013~Aug.2015)
• President, Korea Local Tax Association Co., Ltd. (Feb.2013~Feb.2015)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Kyung Ho Kim

•  He will carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  After receiving a Ph.D. in accounting, he has served as a professor of accounting for more than 30 years and possesses accounting expertise accumulated by his experiences serving as a member of the Advisory Board of The Korea Development Bank, a member of the National Accounting System Review under the Ministry of Economy and Finance, the Vice Chairman of Korea Accounting Standards Board, and the President of The Korean Association for Government Accounting. As a non-executive director of the Group, he has experienced the duties of all of the committees under the Board of Directors, and can thus effectively monitor and supervise the business management activities of the management.

•  He will objectively and fairly oversee and evaluate the appropriateness of the management’s business activities, based on his diverse experiences and expertise. Furthermore, he will review the accounting policies of the entire group and provide his professional opinions to enhance accounting transparency, and also actively participate in the decision-making process by gathering sufficient and thorough information.

•  He will do his best to promote the sustainable growth and development of the Group by increasing its corporate value, while maintaining a transparent and stable governance structure to protect the interests of the Group’s various stakeholders, including its shareholders and financial consumers.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Kyung Ho Kim

(Recommendation as a Non-Executive Director)

•  The nominee is an expert in accounting who has served over 30 years as a professor of accounting at [several] universities [KBFG to confirm], including Hongik University, and as a member of the National Accounting System Review under the Ministry of Economy and Finance, the Vice Chairman of Korea Accounting Standards Board, and the President of The Korean Association for Government Accounting. As an accounting expert, he reviewed and provided advice on various accounting issues for the Group, including conducting an in-depth analysis of the impact of applying IFRS17, which is related to the integration of the life insurance subsidiaries of the Group, and presenting counter measures to ensure that mergers were conducted in an efficient manner.

•  He served as the chairman of the Audit Committee for four consecutive years, leading the Committee independently from the executive body. He regularly communicated with the external auditors, audit departments, accounting departments, and affiliate audit members to examine the numerous issues within the Group.

•  In particular, he strengthened the criteria and procedures for selecting external auditors to enhance the fairness of the audit system, and also proposed various ideas to improve the transparency of the Group’s management, such as suggesting that the subsidiaries of non-life insurance companies implement their own internal audit function.

•  The Board of Directors believes that the nominee will faithfully execute his duties and responsibilities as an outside director to promote the Group’s sustainable growth and development by increasing its corporate value and protecting the interests of the Group’s various stakeholders, including its shareholders and financial consumers. The Board of Directors therefore recommends this nominee to be elected as non-executive director.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all of the relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

Name	Reasons for Recommendation

•  The nominee has the necessary expertise to fulfill his role as a member of the Audit Committee, with a Ph.D. in accounting and having served as an accounting professor for over 30 years, as well as having served as a member of the National Accounting System Review under the Ministry of Economy and Finance, the Vice Chairman of Korea Accounting Standards Board, and the President of The Korean Association for Government Accounting.

•  In his role as the chairman of the Audit Committee since 2019, he has ensured that the Audit Committee operated fairly and independently from the management. He has also contributed to the development of the Group by providing a sharp analysis of the Committee’s agenda from the perspective of an accounting expert and providing preemptive solutions to major accounting issues.

•  The Board of Directors believes that the nominee has sufficiently demonstrated his capabilities to be a member of the Audit Committee, and that he will faithfully fulfill his roles and responsibilities as a member of the Audit Committee to monitor and supervise the management. As such, the Board of Directors recommends this nominee to be elected as a member of the Audit Committee.

Agendum 5. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2022	Term of Office as a Member of the Audit Committee

5-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Seon-joo Kwon	11/12/1956	Audit Committee Member Nominating Committee	100%	1 year

5-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Whajoon Cho	02/24/1957	Audit Committee Member Nominating Committee	N/A	1 year

5-3) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Sung-Yong Kim	03/16/1966	Audit Committee Member Nominating Committee	N/A	1 year

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1)(2)

Name	Main Position	Career
Seon-joo Kwon (Re-appointment)	—	• Visiting Scholar, Korea Institute of Finance (Apr.2017~Apr.2018)
• Chairman & CEO, Industrial Bank of Korea (Dec.2013~Dec.2016)
• Head of Risk Management and Customer Protection, Industrial Bank of Korea (Jan.2013~Dec.2013)
• Head of Risk Management, Industrial Bank of Korea (Jan.2012~Dec.2012)

Whajoon Cho (New appointment)	• Advisor, Mercedes-Benz Financial Services Korea Limited. (3)	• Advisor, Mercedes-Benz Financial Services Korea Limited (Apr.2017~Mar.2023) (3)
• Non-Executive Director, Pulmuone Corporate (Jun.2016~Mar.2022)
• Visiting Professor, Sogang University / KAIST (Korea Advanced Institute of Science and Technology) (Mar.2016~Dec.2016)
• President & CEO, KT Capital Corporation (Feb.2014~Sep.2015)
• CFO, KT Capital Corporation (Feb.2013~Jan.2014)
• CFO, BC Card Co., Ltd. (Feb.2012~Feb.2013)

Name	Main Position	Career
Sung-Yong Kim (New appointment)	• Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Jun.2006~Present)
• Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sep.2019~Sep.2022)
• Member, Management Committee for the Key Industries Stabilization Fund (May.2020~May.2022)
• Chairperson, Insolvency Law Institute of Korea (Jan.2019~Jan.2020)
• Non-Standing Commissioner, Securities & Futures Commission (Nov.2012~Nov.2015)

Note:	(1)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
	(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.
	(3)	Term expected to expire on March 22, 2023.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation
Seon-joo Kwon

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the Audit Committee.

•  She possesses extensive knowledge of the financial industry from serving as a General Manager at the Customer Service Center and the F/X Business Department, the Head of the Jungbu Region Group, the Vice President and Head of the Card Business Unit, the Head of the Risk Management Group, and as the CEO of Industrial Bank of Korea. She therefore possesses the necessary expertise to perform the duties of an Audit Committee member.

•  Since serving as the chair of the Group’s Risk Management Committee since 2020, she has proactively reviewed and improved the risk management system to ensure the soundness of the Group at the highest level, even during an economic downturn and an uncertain market environment.

•  The Board of Directors believes that the nominee will execute her duties and responsibilities as an Audit Committee member independently and with a balanced perspective, including the assessment of audit tasks such as accounting, financial reporting, internal control and compliance. The Board of Directors therefore recommends that she be elected as a member of the Audit Committee.

Whajoon Cho

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the Audit Committee.

•  She holds a Ph.D. in accounting and has a high level of insight and expertise in accounting accumulated through her experiences lecturing at universities and her practical experiences in the corporate field.

•  The nominee has extensive experience performing finance-related duties, and served as an auditor for Mercedes-Benz Financial Services Korea for six years, demonstrating a strong understanding of audit-related matters. The Board of Directors therefore considers her to be a professional who can operate the Audit Committee independently from the management.

•  Furthermore, based on her expertise in accounting and practical business experiences, the Board of Directors believes that she is capable of performing the role of a fair Audit Committee member with an objective perspective and a balanced view, and therefore recommends that she be elected as a member of the Audit Committee.

Name	Reasons for Recommendation
Sung-Yong Kim

•  The nominee satisfies all of the relevant legal and internal requirements to be a member of the Audit Committee.

•  He is an expert in law who has served as a professor at the Sungkyunkwan University Law School for more than 17 years, after having worked as a lawyer and the head of a law firm. He is a leading academic in insolvency law and corporate restructuring.

•  Based on his extensive knowledge of the law, the Board of Directors expects him to strengthen the function of the Audit Committee and contribute to the independent and fair operation of the Committee.

•  The Board of Directors also believes that the nominee, based on his expertise in the field of law and his various experiences, will perform the role of an Audit Committee member with a fair and objective perspective and a balanced view, and therefore recommends that he be elected as a member of the Audit Committee.

Agendum 6. Approval of the enactment of the regulations on severance pay for directors

Details of the proposed enactment of the regulations on severance pay for directors:

Regulations on Severance Pay for Directors

Article 1 (Purpose)

The purpose of these regulations is to set forth the provisions regarding the retirement allowances of the directors of KB Financial Group Inc. (the “Company”).

Article 2 (Scope of Application)

Retirement allowances shall be paid to directors of the Company in accordance with this policy. However, retirement allowances shall not be paid to non-executive directors or non-standing directors of the Company.

Article 3 (Eligibility of Recipients)

The Company may pay retirement allowances to a director when the director’s employment by the Company ends for any of the following reasons:

1.  expiration of the director’s term of office;

2.  voluntary resignation by the director;

3.  death of the director; or

4.  dismissal by the Company or request of dismissal by any financial supervisory authority.

For the purposes of this policy, “retire” and “retirement” shall refer to any of the above situations.

Article 4 (Amount of Retirement Allowances Payable)

①  When a director retires, an amount equal to one-twelfth (1/12) of his or her basic salary at the time of retirement multiplied by a “Payment Multiplier” (a multiple of one per one year of service) corresponding to the director’s period of service shall be paid to the retiring director.

②  When a re-appointed director retires, an amount equal to one-twelfth (1/12) of his or her basic salary at the time of the latest re-appointment multiplied by the Payment Multiplier (as defined under Paragraph ① of this Article) corresponding to the director’s period of service (the total number of continuous years served) shall be paid to the retiring director.

Article 5 (Calculation of Period of Service)

A period of service that is less than one (1) year shall be calculated as follows:

1.  Periods of service shall be calculated on a monthly basis, provided that periods less than one (1) month shall be rounded up.

2.  If a director retires due to his or her death, such period of service shall be calculated as one (1) year, notwithstanding the provisions in Paragraph 1 of this Article.

Article 6 (Special Provisions Pertaining to Payment of Retirement Allowances)

①  Notwithstanding Paragraph 1 of Article 4, the Company may pay an additional amount corresponding to one of the following to a director who retires due to an injury, illness, or death resulting from occupational causes:

1.  If the director retires due to an injury or illness resulting from occupational causes: Three-twelfths (3/12) of the basic salary at the time of retirement.

2.  If the director retires due to death resulting from occupational causes:
Ten-twelfths (10/12) of the basic salary at the time of retirement.

②  If a director retires due to death resulting from a cause other than an occupational cause, the Company may pay to the director an additional amount equal to three-twelfths (3/12) of the director’s basic salary at the time of his or her retirement.

③  If a director retires due to (i) receipt of a sentence of imprisonment without labor or any heavier sentence, (ii) dismissal by the Company, or (iii) receipt of a request of dismissal by a financial supervisory authority, for committing intentional or grossly negligent unlawful acts related to his or her duty, the Company may reduce the allowance amount payable to the director by up to one-half (1/2) of the maximum retirement allowance amount.

Regulations on Severance Pay for Directors

④  If a director retires while being investigated or awaiting a sentence for any act relating to his or her duty for which he or she may receive a sentence as described in Paragraph ③ of this Article, the Company may defer the payment of up to one-half (1/2) of the maximum retirement allowance amount until the conclusion of the investigation, final judgement or decision by the financial supervisory authority.

⑤  Payments or deferrals of retirement allowances pursuant to Paragraphs 1, 2, 3, and 4 of this Article shall be decided by a resolution of the Board of Directors.

⑥  If a director has made exceptional contributions to the Company during his or her term in office, the Company may pay, in addition to the payment of allowances payable under Article 4, an allowance amount decided by a resolution of shareholders at a shareholder’s meeting.

Article 7 (Payment of Retirement Allowances for Retirements caused by Death)

If the cause of the payment of the retirement allowance is the death of the director, the due payable amount shall be paid to the surviving family members in accordance with the order of recipient set by the éLabor Standard Actû.

SUPPLEMENTARY PROVISIONS (March 24, 2023)

This policy shall become effective on March 24, 2023.

Agendum 7. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2023

Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group for fiscal year 2023. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2022

Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 2.023 billion*

Aggregate Remuneration Limit	Won 3.0 billion

*

The aggregate remuneration paid in the amount of Won 2.023 billion above does not include long-term incentives paid to standing directors in the amount corresponding to 9,378 shares based on long-term performance evaluation for the period from November 21, 2017 to November 20, 2020, as determined by the Evaluation and Compensation Committee. The amount of such payments did not exceed the limit on long-term incentives, which was already approved by shareholders prior to fiscal year 2022.

Agendum 8. Amendment of the articles of incorporation (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

The following table sets forth a summary of the proposed amendments to the articles of incorporation:

Current Provisions	(Proposed) Amendments	Reasons for Amendment

Article 40 (Appointment of Representative Director, et al.)

The Company may appoint several Representative Directors, including one appointed as the Chairman, by the resolution of the Board of Directors.

Article 40 (Appointment of Representative Director, et al.)

The Company may appoint several Representative Directors, including one appointed as the Chairman, by the resolution of the Board of Directors.

However, a person who has served in the Korean Presidential Residence, the national assembly, or any political party for a cumulative period of one (1) year or more during the last five (5) years shall not be appointed as a Representative Director for three (3) years following such person’s final retirement date from such institution.

Shareholders’ proposal (by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

*

The above agenda item was proposed by certain shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others) pursuant to Article 363-2 of the Commercial Code and Article 33-1 of the Act on the Corporate Governance of Financial Companies.

Agendum 9. Appointment of a Non-Executive Director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Nominee for Non-Executive Director(1)(2)(3)

Name	Date of Birth	Term of Office	Main Position	Career	Nominating Entity
Kyung Jong Lim (New appointment)	12/28/1959	2 Years	—

•  Member of the Contract Order Improvement Committee of The Export-Import Bank of Korea (Jan.2016~Dec.2019)

•  President, PT KOEXIM MANDIRI FINANCE, an Indonesian subsidiary of The Export-Import Bank of Korea (Jun.2012~Jan.2016)

•  Gwangju Branch Manager, The Export-Import Bank of Korea (Jan.2011~Jun.2012)

Shareholder’s proposal (by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)

Note:	(1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
	(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
	(3)	The above candidate was recommended by shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others) pursuant to Article 363-2 of the Commercial Code and Article 33-1 of the Act on the Corporate Governance of Financial Companies.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Kyung Jong Lim

•  He is an expert in global businesses and risk management, having served a long time (starting as an employee to eventually become [a regional president CEO] [KBFG to confirm]) at The Export-Import Bank of Korea, a public credit agency for exports. He has worked at various departments, including the Overseas Financial Investment Department, Non-Recourse Export Finance Department, and Risk Management Department.

•  While serving as the CEO of PT KOEXIM MANDIRI FINANCE, an Indonesian subsidiary of the Korea Export-Import Bank in Indonesia, for 3.5 years, he gained a substantial amount of knowledge about the constraints of localization and the local financial environment. He also worked as the first head of the same company for 2.5 years, and considers himself to be a finance specialist with expertise in the Indonesian market, especially with his four-month training experience in the Indonesian language at the University of Indonesia.

•  As a non-executive director nominated by the shareholders, he will remain independent of any special interest group and help the Group become a shareholder-centric company by providing his professional and independent views to the Board of Directors and holding the standing directors in check. As a global finance business expert, he will do his best to ensure that the Group’s global strategies are realized in a sustainable manner by reviewing their goals and by enhancing the Group’s understanding of the potential risks of its global businesses.

•  He will also draw on his personal experiences in global finance networks to help the Group actively communicate with its global business partners and shareholders, to maintain a friendly global business environment and share the Group’s core values with its shareholders.

Reference Materials: The Board of Directors’ position on Agendum 8 (Amendment of the articles of incorporation of KB Financial Group) and Agendum 9 (Appointment of a non-executive director), proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

In order to secure a quorum for the resolutions of the shareholders’ meeting, KB Financial Group (the “Group”) encourages shareholders to exercise their voting rights via proxy. The Group requests that shareholders delegate their voting rights to the Group to ensure a smooth and successful shareholders’ meeting.

The Board of Directors of the Group (the “Board”) has reviewed the proposals made by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others (the “Proponent”) in accordance with applicable laws and regulations, and decided to adopt them as agenda items (Agendum 8 and Agendum 9) for the Group’s upcoming annual general meeting of shareholders. The legality of such proposals aside, however, the Board has concluded that both of these proposals would not be in the best interest of the Group and its shareholders. As such, the Board recommends that shareholders vote against Agendum 8 and Agendum 9 mainly based on the reasons described below.

Agendum 8. Amendment of the articles of incorporation of KB Financial Group

The Group has established and operates an independent CEO Nominating Committee that is comprised only of non-executive directors of the Group, through which the Group regularly manages its CEO nominees by categorizing them into internal and external nominees. The Group conducts its CEO nominating procedure in a transparent and fair manner, in accordance with its management succession regulations.

The Board believes that, because the proposal does not set forth clear requirements for positions previously held by the nominees and is ambiguous in its use of the term “political party,” it exceeds the scope of employment restrictions under the Public Service Ethics Act. As such, the Board believes that the proposal may excessively restrict the Group from securing a wide range of talents. For this reason, the Board opposes the shareholder proposal to amend Article 40 of the articles of incorporation of the Group.

Agendum 9. Appointment of a non-executive director

The Group has established and operates an independent Non-Executive Director Nominating Committee that is comprised only of non-executive directors of the Group, through which the Group regularly manages its pool of non-executive director nominees. The Group conducts a fair and rigorous verification of its non-executive director candidates before nominating a candidate. The Group regularly receives recommendations for non-executive director candidates from external advisory institutes and shareholders, and the Non-Executive Director Nominating Committee conducts an overall assessment of the candidates before finally nominating a candidate. By selecting its candidates through such a rigorous process, the Board has been able to contribute to the sustainable growth of the Group, the improvement of the Group’s value and the protection of the interests of shareholders and other stakeholders.

As such, the Board believes that it would be in the Group’s interest for all candidates to be evaluated through this rigorous verification process, which was established to improve the Board’s expertise and diversity. For this reason, the Board stands in opposition to any nomination made outside this process.

Based on the above reasons, the Board recommends that shareholders vote against Agendum 8 and Agendum 9 as it believes that such proposals would not be in their best interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2022 and 2021

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	351,056	~~W~~	608,076
Financial assets at fair value through profit or loss	4,5,7		1,522,314		440,760
Loans measured at amortized cost	4,5,8		522,326		249,128
Investments in subsidiaries	9		26,741,438		26,741,438
Property and equipment	10		3,552		4,444
Intangible assets	11		16,752		16,673
Net defined benefit assets	16		4,288		221
Deferred income tax assets	13		19,904		5,583
Other assets	4,5,14		1,272,197		805,056

Total assets		~~W~~	30,453,827	~~W~~	28,871,379

Liabilities
Debentures	4,5,15		4,956,949		5,552,791
Current income tax liabilities			926,573		570,519
Other liabilities	4,5,17		338,489		235,095

Total liabilities			6,222,011		6,358,405

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			4,433,981		2,837,981
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive income			(5,847)		(8,330)
Retained earnings			3,794,565		3,974,206
Treasury shares			(836,188)		(1,136,188)

Total equity			24,231,816		22,512,974

Total liabilities and equity		~~W~~	30,453,827	~~W~~	28,871,379

The above separate statements of financial position should be read in conjunction with the accompanying notes.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(In millions of Korean won, except per share amounts)	Notes	2022		2021
Interest income		~~W~~	19,402	~~W~~	9,392
Interest income from financial instruments at amortized cost			16,525		6,548
Interest income from financial instruments at fair value through profit or loss			2,877		2,844
Interest expense			(112,353)		(120,469)

Net interest expense	20		(92,951)		(111,077)

Fee and commission income			3,399		975
Fee and commission expense			(12,085)		(9,132)

Net fee and commission expense	21		(8,686)		(8,157)

Net gains on financial instruments at fair value through profit or loss	22		(11,794)		20,250

Net other operating income	23		1,871,224		1,620,238

General and administrative expenses	24		(89,149)		(85,417)

Operating income before provision for credit losses			1,668,644		1,435,837
Provision for credit losses			(303)		(417)

Net operating income			1,668,341		1,435,420
Net non-operating income	25		908		1,165

Profit before income tax benefit			1,669,249		1,436,585
Income tax benefit	26		15,263		2,281

Profit for the year			1,684,512		1,438,866

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			2,483		(298)

Other comprehensive income(loss) for the year, net of tax			2,483		(298)

Total comprehensive income for the year		~~W~~	1,686,995	~~W~~	1,438,568

Earnings per share	27
Basic earnings per share		~~W~~	3,999	~~W~~	3,509
Diluted earnings per share			3,912		3,436

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income for the year
Profit for the year		—		—		—		—		1,438,866		—		1,438,866
Remeasurements of net defined benefit liabilities		—		—		—		(298)		—		—		(298)

Total comprehensive income for the year		—		—		—		(298)		1,438,866		—		1,438,568

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Consideration for exchaneable rights		—		—		—		—		(292,226)		—		(292,226)
Issuance of hybrid securities		—		1,142,203		—		—		—		—		1,142,203
Dividends on hybrid securities		—		—		—		—		(71,538)		—		(71,538)

Total transactions with shareholders		—		1,142,203		—		—		(1,053,417)		—		88,786

Balance as of December 31, 2021	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the year
Profit for the year		—		—		—		—		1,684,512		—		1,684,512
Remeasurements of net defined benefit liabilities		—		—		—		2,483		—		—		2,483

Total comprehensive income for the year		—		—		—		2,483		1,684,512		—		1,686,995

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Quarterly dividends		—		—		—		—		(584,452)		—		(584,452)
Retirement of shares		—		—		—		—		(300,000)		300,000		—
Issuance of hybrid securities		—		1,596,000		—		—		—		—		1,596,000
Dividends on hybrid securities		—		—		—		—		(126,402)		—		(126,402)

Total transactions with shareholders		—		1,596,000		—		—		(1,864,153)		300,000		31,847

Balance as of December 31, 2022	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Profit for the year		~~W~~	1,684,512	~~W~~	1,438,866

Adjustment for non-cash items
Depreciation and amortization expense			6,245		6,506
Provision for credit losses			303		417
Share-based payments			5,801		9,230
Net interest expense			3,289		4,379
Valuation losses (gains) on financial assets at fair value through profit or loss			50,002		(355)
Net other income			2,140		(1,668)

			67,780		18,509

Changes in operating assets and liabilities
Due from financial institutions			(30,000)		(90,000)
Deferred income tax assets			(15,263)		(2,281)
Other assets			7,011		4,822
Other liabilities			(21,721)		(23,835)

			(59,973)		(111,294)

Net cash inflow from operating activities			1,692,319		1,346,081

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(1,330,000)		(3,061,906)
Disposal of financial assets at fair value through profit of loss			200,000		3,096,540
Acquisition of subsidiaries			—		(219,268)
Increase in loans measured at amortized cost			(273,500)		(70,000)
Acquisition of property and equipment			(1,690)		(661)
Disposal of property and equipment			—		194
Acquisition of intangible assets			(1,178)		(3,603)
Disposal of intangible assets			20		3,482
Net increase in guarantee deposits paid			(2,325)		(2,358)
Other investing activities			(827)		(1,165)

Net cash outflow from investing activities			(1,409,500)		(258,745)

Cash flows from financing activities
Decrease in borrowings			—		(100,000)
Increase in debentures			498,898		389,405
Decrease in debentures			(1,100,000)		(970,000)
Dividends paid to shareholders			(1,437,751)		(981,879)
Redemption of principal of lease liabilities			(584)		(535)
Issuance of hybrid securities			1,596,000		1,142,203
Dividends paid on hybrid securities			(126,402)		(71,538)

Net cash inflow (outflow) from financing activities			(569,839)		(592,344)

Net increase in cash and cash equivalents			(287,020)		494,992
Cash and cash equivalents at the beginning of the year	28		518,073		23,081

Cash and cash equivalents at the end of the year	28	~~W~~	231,053	~~W~~	518,073

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

4

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	32,063,421	~~W~~	31,009,374
Financial assets at fair value through profit or loss	4,6,8,12		64,935,344		66,005,815
Derivative financial assets	4,6,9		9,446,134		3,721,370
Loans measured at amortized cost	4,6,10,11		436,530,502		417,900,273
Financial investments	4,6,8,12		116,588,575		104,847,871
Investments in associates and joint ventures	13		682,670		448,718
Property and equipment	14		4,991,467		5,239,898
Investment property	14		3,148,340		2,514,944
Intangible assets	15		3,200,399		3,266,357
Net defined benefit assets	25		478,934		100,083
Current income tax assets			204,690		98,798
Deferred income tax assets	17,34		251,085		159,093
Assets held for sale	18		211,758		237,318
Assets of a disposal group held for sale	18		—		171,749
Other assets	4,6,19		28,437,529		28,174,173

Total assets		~~W~~	701,170,848	~~W~~	663,895,834

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	12,271,604	~~W~~	12,088,980
Derivative financial liabilities	4,6,9		9,506,709		3,682,258
Deposits	4,6,21		388,888,452		372,023,918
Borrowings	4,6,22		71,717,366		56,912,374
Debentures	4,6,23		68,698,203		67,430,188
Provisions	24		968,819		808,604
Net defined benefit liabilities	25		85,745		225,521
Current income tax liabilities			997,675		662,672
Deferred income tax liabilities	17,34		22,693		1,470,981
Insurance liabilities	38		58,230,303		57,165,936
Other liabilities	4,6,26		40,140,365		43,130,482

Total liabilities			651,527,934		615,601,914

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,434,251		2,838,221
Capital surplus			16,940,731		16,940,231
Accumulated other comprehensive income(loss)	36		(2,713,053)		1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	18,36		—		7,671
Retained earnings			28,446,513		25,672,815
Treasury shares			(836,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		48,362,812		47,460,582
Non-controlling interests			1,280,102		833,338

Total equity			49,642,914		48,293,920

Total liabilities and equity		~~W~~	701,170,848	~~W~~	663,895,834

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

1

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)

	Notes	2022		2021
Interest income		~~W~~	20,788,518	~~W~~	15,210,878
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			19,912,128		14,620,490
Interest income from financial instruments at fair value through profit or loss			876,390		590,388
Interest expense			(7,675,584)		(3,981,306)

Net interest income	5,28		13,112,934		11,229,572

Fee and commission income			5,121,520		5,323,606
Fee and commission expense			(1,799,888)		(1,698,023)

Net fee and commission income	5,29		3,321,632		3,625,583

Insurance income			17,136,842		16,107,858
Insurance expense			(16,440,329)		(15,551,147)

Net insurance income	5,38		696,513		556,711

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			(359,158)		1,160,981
Losses on overlay adjustments			606,515		(165,677)

Net gains on financial instruments at fair value through profit or loss	5,30		247,357		995,304

Net other operating expenses	5,31		(2,365,791)		(1,923,567)

General and administrative expenses	5,32		(7,537,802)		(7,200,853)

Operating income before provision for credit losses	5		7,474,843		7,282,750

Provision for credit losses	5,7,11,12,19,24		(1,835,988)		(1,185,133)

Net operating income			5,638,855		6,097,617

Share of profit (loss) of associates and joint ventures	13		(28,758)		93,526
Net other non-operating income (expenses)	33		185,529		(109,537)

Net non-operating income (expenses)			156,771		(16,011)

Profit before income tax expense			5,795,626		6,081,606
Income tax expense	34		(1,622,387)		(1,697,225)

Profit for the year	5		4,173,239		4,384,381

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	239,702	~~W~~	(45,510)
Share of other comprehensive income (loss) of associates and joint ventures			183		51
Gains on equity securities at fair value through other comprehensive income			(931,731)		903,398
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			38,867		13,715

			(652,979)		871,654

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			164,530		255,907
Losses on debt securities at fair value through other comprehensive income			(2,375,084)		(924,698)
Share of other comprehensive income (loss) of associates and joint ventures			(545)		498
Gains (losses) on cash flow hedging instruments	9		31,474		20,864
Gains (losses) on hedging instruments of net investments in foreign operations	9		(79,085)		(57,935)
Other comprehensive loss arising from separate account			(159,619)		(63,814)
Gains on overlay adjustment	38		(440,129)		120,282

			(2,858,458)		(648,896)

Other comprehensive income for the year, net of tax			(3,511,437)		222,758

Total comprehensive income for the year		~~W~~	661,802	~~W~~	4,607,139

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	4,394,830	~~W~~	4,409,543
Non-controlling interests			(221,591)		(25,162)

		~~W~~	4,173,239	~~W~~	4,384,381

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	869,854	~~W~~	4,610,549
Non-controlling interests			(208,052)		(3,410)

		~~W~~	661,802	~~W~~	4,607,139

Earnings per share	37
Basic earnings per share		~~W~~	10,955	~~W~~	11,134
Diluted earnings per share			10,705		10,890

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(in millions of Korean won)
		Equity attributable to shareholders of the Parent Company
	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity

Balance as of January 1, 2021		~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities			—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences			—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive loss of associates and joint ventures			—		—		—		549		—		—		—		—		549
Losses on cash flow hedging instruments			—		—		—		20,864		—		—		—		—		20,864
Gains on hedging instruments of net investments in foreign operations			—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account			—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments			—		—		—		120,282		—		—		—		—		120,282
Transfer within equity			—		—		—		(7,671)		7,671		—		—		—

Total comprehensive income for the year			—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities			—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities			—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination			—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests			—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others			—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders			—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424

Balance as of December 31, 2021		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Balance as of January 1, 2022		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,394,830		—		(221,591)		4,173,239
Remeasurements of net defined benefit liabilities			—		—		—		239,624		—		—		—		78		239,702
Currency translation differences			—		—		—		157,281		(7,671)		—		—		14,920		164,530
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(3,548,378)		—		243,021		—		(1,458)		(3,306,815)
Share of other comprehensive income of associates and joint ventures			—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments			—		—		—		31,474		—		—		—		—		31,474
Losses on hedging instruments of net investments in foreign operations			—		—		—		(79,085)		—		—		—		—		(79,085)
Other comprehensive loss arising from separate account			—		—		—		(159,619)		—		—		—		—		(159,619)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		38,867		—		—		—		—		38,867
Gains on overlay adjustments			—		—		—		(440,129)		—		—		—		—		(440,129)

Total comprehensive income for the year			—		—		—		(3,760,327)		(7,671)		4,637,851		—		(208,051)		661,802

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities			—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities			—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
retirement of treasury shares			—		—		—		—		—		(300,000)		300,000		—		—
Others			—		—		500		—		—		—		—		259,102		259,602

Total transactions with shareholders			—		1,596,030		500		—		—		(1,864,153)		300,000		654,815		687,192

Balance as of December 31, 2022		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	(2,713,053)	~~W~~	—	~~W~~	28,446,513	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	49,642,914

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

3

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Profit for the year		~~W~~	4,173,239	~~W~~	4,384,381

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(437,347)		(274,515)
Net losses (gains) on derivative financial instruments for hedging purposes			141,759		213,996
Provision for credit losses			1,835,988		1,185,133
Net losses (gains) on financial investments			236,685		97,813
Share of loss (profit) of associates and joint ventures			28,758		(93,526)
Depreciation and amortization expense			878,841		850,614
Amortization expense of VOBA			137,617		156,074
Other net losses (gains) on property and equipment/intangible assets			(251,858)		1,974
Share-based payments			58,275		101,935
Provision for policy reserves			1,046,300		2,761,135
Post-employment benefits			249,874		237,315
Net interest income			(89,588)		256,736
Gains on foreign currency translation			669,989		(665,282)
Gain on a bargain purchase			—		(288)
Other expenses			800,935		721,459

			5,306,228		5,550,573

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			3,121,774		(6,149,781)
Derivative financial instruments			546,095		39,343
Loans measured at fair value through other comprehensive income			(49,352)		(24,618)
Loans measured at amortized cost			(21,129,553)		(41,457,544)
Current income tax assets			(105,892)		10,581
Deferred income tax assets			(91,429)		(92,967)
Other assets	2,39		(1,222,952)		950,313
Financial liabilities at fair value through profit or loss			1,252,561		759,989
Deposits			16,566,047		32,497,922
Current income tax liabilities			335,003		(102,273)
Deferred income tax liabilities			(152,767)		294,130
Other liabilities			(2,862,918)		1,314,561

			(3,793,383)		(11,960,344)

Net cash outflow from operating activities			5,686,084		(2,025,390)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(166,066)		427
Disposal of financial asset at fair value through profit or loss			9,513,537		13,788,604
Acquisition of financial asset at fair value through profit or loss			(12,807,238)		(12,298,792)
Disposal of financial investments			25,993,266		50,825,909
Acquisition of financial investments			(43,612,269)		(56,633,996)
Disposal of investments in associates and joint ventures			167,690		678,636
Acquisition of investments in associates and joint ventures			(430,400)		(261,881)
Disposal of property and equipment			31,181		7,016
Acquisition of property and equipment			(296,937)		(286,613)
Disposal of investment property			1,292,114		177,033
Acquisition of investment property			(649,961)		(118,961)
Disposal of intangible assets			5,654		8,203
Acquisition of intangible assets			(237,258)		(191,696)
Net cash flows from changes in ownership of subsidiaries			932,428		374,992
Others			(21,456)		75,105

Net cash outflow from investing activities			(20,285,715)		(3,856,014)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			33,402		5,870
Net increase in borrowings			14,669,649		7,321,582
Increase in debentures			107,607,314		121,767,039
Decrease in debentures			(106,631,213)		(117,509,585)
Increase (decrease) in other payables to trust accounts			(1,225,402)		(509,106)
Dividends paid to shareholders of the Parent Company			(1,437,751)		(981,879)
Dividends paid on hybrid securities			(126,402)		(71,537)
Issuance of hybrid securities			1,596,030		1,142,233
Decrease in non-controlling interests			395,713		(24,145)
Redemption of principal of lease liabilities			(257,570)		(253,248)
Others			694,473		(65,826)

Net cash inflow from financing activities			15,318,243		10,821,398

Effect of exchange rate changes on cash and cash equivalents	2,39		170,639		241,544

Net increase in cash and cash equivalents			889,251		5,181,538
Cash and cash equivalents at the beginning of the year	2,39		25,273,273		20,091,735

Cash and cash equivalents at the end of the year	2,39	~~W~~	26,162,524	~~W~~	25,273,273

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

4